Exhibit 99.1

ARIS MINING CORPORATION
(the “Company”)

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon at the Annual General Meeting of the Company held in-person on May 7, 2026 (the “Meeting”) and the outcome of such votes.

Shares issued and outstanding as of March 17, 2026 (Record Date):	206,314,294
Total shares represented at the Meeting:	86,832,318
Percentage of issued and outstanding shares represented:	42.09%

1.	Election of Directors

The shareholders voted by way of ballot and the following nominees were elected as directors to serve until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Neil Woodyer	84,971,643	97.86	1,860,675	2.14
David Garofalo	74,716,087	86.05	12,116,231	13.95
Germán Arce	86,598,397	99.73	233,921	0.27
Brigitte Baptiste	86,547,063	99.67	285,255	0.33
Daniela Cambone	85,558,749	98.53	1,273,569	1.47
Mónica de Greiff	84,933,285	97.81	1,899,033	2.19
Gonzalo Hernández	83,834,736	96.55	2,997,582	3.45
Attie Roux	78,742,682	90.68	8,089,636	9.32

2.	Appointment of Auditor

The shareholders voted by way of ballot and appointed KPMP LLP, as the auditor of the Company for the 2026 fiscal year and authorized the Board of the Company to set their remuneration. The voting results were as follows:

	Votes For	% For	Votes Withheld	% Withheld
KPMG LLP	85,646,362	98.63	1,185,956	1.37

3.	RSU Plan Resolution

The shareholders voted by way of ballot and approved the Company’s amended and restated restricted share unit plan, together with all unallocated share units, rights or other entitlements pertaining to such plan. The voting results were as follows:

	Votes For	% For	Votes Withheld	% Withheld
RSU Plan Resolution	77,526,386	89.28	9,305,931	10.72

4.	PSU Plan Resolution

The shareholders voted by way of ballot and approved the Company’s amended and restated performance share unit plan, together with all unallocated share units, rights or other entitlements pertaining to such plan. The voting results were as follows:

	Votes For	% For	Votes Withheld	% Withheld
PSU Plan Resolution	85,287,161	98.22	1,545,156	1.78

5.	Stock Option Plan Resolution

The shareholders voted by way of ballot and approved the Company’s amended and restated incentive stock option plan, together with all unallocated options, rights or other entitlements pertaining to such stock option plan. The voting results were as follows:

	Votes For	% For	Votes Withheld	% Withheld
Stock Option Plan Resolution	60,156,754	69.28	26,675,562	30.72

6.	Say-on-Pay Advisory Vote

The shareholders voted by way of ballot and approved the Company’s non-binding shareholder advisory vote on executive compensation, also known as “Say-on-Pay”. The voting results were as follows:

	Votes For	% For	Votes Withheld	% Withheld
Say-on-Pay	75,629,873	87.10	11,202,445	12.90

For additional information, please see the Company’s Notice of Meeting and Management Information Circular dated March 24, 2026, filed in connection with the Meeting.